FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Falk, Michael S. (Last) (First) (Middle) 830 Third Avenue, 4th Floor (Street) New York, NY 10022 (City) (State) (Zip)	2. Date of Event Requiring Statement Month/Day/Year 03/10/2003 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
4. Issuer Name andTicker or Trading Symbol

PlanVista Corporation
PVST

5. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

X Director   X 10% Owner
   Officer (give title below)
   Other (specify below)

Description
6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr.4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) DE / ED	3. Title and Amount of Underlying Securities (Instr. 4) Title / Amount or Number of Shares	4. Conver- sion or Exercise Price of Deri- vative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr.5)	6. Nature of Indirect Beneficial Ownership (Instr.5)
Series C Convertible Preferred Stock	10/12/03 / --	Common Stock / 20,996,398	$1.42172	I	By PVC Funding Partners, LLC (1)
Directors Stock Option (Right to Buy)	3/10/03 (2) / 3/13/13	Common Stock / 12,000	$1.30	D
Explanation of Responses:

(1) Mr. Falk is the Chairman and principal member of Commonwealth Associates Group Holdings, LLC, which is the parent of Commonwealth Management, LLC. Commonwealth Management, LLC is the general partner of Commonwealth Associates, L.P. ("Commonwealth"). Commonwealth is one of the two managers of PVC Funding Partners, LLC ("PVCFP"), which holds 29,851 shares of PlanVista Corporation's Series C Convertible Preferred Stock. Mr. Falk is also an affiliate of ComVest Venture Partners, L.P. ("ComVest"), which is the other manager of PVCFP. Mr. Falk disclaims beneficial ownership in the shares held by PVCFP, other than that portion which corresponds to his interest in Commonwealth and ComVest. The number of shares into which the Series C Convertible Preferred Stock are convertible is subject to adjustment in accordance with anti-dilution and other terms set forth in the Certificate of Designation of Series and Determination of Rights and Preferences of the stock.
(2) The stated number of options vest over a four-year period from the grant date, with 20% of the options becoming vested on said grant dated, and 20% becoming vested on each successive anniversary of the grant date.

By:	Date:
/s/ Michael S. Falk	03/14/2003

** Signature of Reporting Person	SEC 1473 (07-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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